November 16, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jerard T. Gibson, Esq.

Re:	Preferred Apartment Communities, Inc.
Request for Withdrawal of Filing of Pre-Effective Amendment No. 2 to
Registration Statement on Form S-11
File No. 333-168407
Accession Number 0001144204-10-061537

Dear Mr. Gibson:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Preferred Apartment Communities, Inc. (the “Registrant”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Pre-Effective Amendment No. 2 to Registration Statement on Form S-11 filed with the Commission on November 16, 2010, together with all exhibits thereto (the “Amendment”).

The filed Amendment has not been declared effective by the Commission.  Accordingly, the Registrant requests that such consent be granted on the grounds that the Amendment filed with the Commission does not correctly represent the underwriting group. Accordingly, the Registrant is requesting that the Amendment be withdrawn and is re-filing a new pre-effective Amendment No. 2 to Registration Statement on Form S-11 that will correctly represent the underwriting group.  In making this request for withdrawal, the Registrant confirms that no securities have been offered and sold under the Amendment.  The Registrant believes the withdrawal is consistent with the public interest and the protection of investors.

It is my understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Respectfully submitted,

PREFERRED APARTMENT COMMUNITIES, INC.

By: /s/ Leonard A. Silverstein
Leonard A. Silverstein
Executive Vice President